

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Brian John
Chief Executive Officer
Jupiter Wellness, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

      Re: Jupiter Wellness, Inc.
           Registration Statement on Form S-3
           Filed September 28, 2022
           File No. 333-267644

Dear Brian John:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and Services

cc: Arthur Marcus, Esq.